# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105409
Title of class of securities: Class A American Depositary Shares ("ADSs"), each ADS representing 30 Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-26-059114
Filed by CIK 0002131991

## Reporting persons
- Standard Chartered Bank (Hong Kong) Limited: type of reporting person: bank (BK), non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 9,972,005; sole dispositive power 0; shared dispositive power 9,972,005; aggregate amount beneficially owned 9,972,005 (6.1% of the class)
  Comment: Note to Rows 6 and 8: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each. Standard Chartered Bank (Hong Kong) Limited (the "Bank") is a direct, wholly-owned subsidiary of Standard Chartered PLC (the "Parent"). The Bank holds directly 9,972,005 Class A ADSs of the Issuer. Accordingly, as the parent company of the Bank, the Parent may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer held by the Bank.
  
  Note to Row 11: Based on (i) 4,898,511,300 Class A Shares in the form of 163,283,710 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on June 30, 2026 as disclosed by the Issuer. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.
- Standard Chartered PLC: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,972,005; sole dispositive power 0; shared dispositive power 9,972,005; aggregate amount beneficially owned 9,972,005 (6.1% of the class)
  Comment: Note to Rows 6 and 8: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each. The Bank is a direct, wholly-owned subsidiary of the Parent. The Bank holds directly 9,972,005 Class A ADSs of the Issuer. Accordingly, as the parent company of the Bank, the Parent may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer held by the Bank.
  
  Note to Row 11: Based on (i) 4,898,511,300 Class A Shares in the form of 163,283,710 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on June 30, 2026, as disclosed by the Issuer. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

## Item 1. Issuer
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, V7 405 31

## Item 2. Person Filing
Name of person filing:
Standard Chartered Bank (Hong Kong) Limited (the "Bank")

Standard Chartered PLC (the "Parent")
Address of principal business office or, if none, residence:
The address of the principal business office of the Bank is Standard Chartered Bank Building, 4-4A Des Voeux Road, Central, Hong Kong

The address of the principal business office of the Parent is 1 Basinghall Avenue, London, United Kingdom EC2V 5DD
Citizenship:
The place of organization of the Bank is Hong Kong

The place of organization of the Parent is the United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 9,972,005
Percent of class: 6.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,972,005
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,972,005

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The Bank is a direct, wholly-owned subsidiary of the Parent and holds directly the Class A ADSs of the Issuer reported herein. Accordingly, the Parent may be deemed to share voting and dispositive power over the Class A ADSs of the Issuer held by the Bank. The Bank is classified under Item 3 as a non-U.S. institution (bank).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Joint Filing Agreement dated May 12, 2026, entered into by the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on May 12, 2026 (SEC File No. 005-93708)). https://www.sec.gov/Archives/edgar/data/1884082/000110465926059114/tm2613653d1_ex99-1.htm

## Signatures
- Standard Chartered Bank (Hong Kong) Limited: /s/ Steven K. Choe, Steven K. Choe / Managing Director, Global Head, Equity Financing and Derivatives (08/06/2026)
- Standard Chartered PLC: /s/ Scott Corrigan, Scott Corrigan / Group Company Secretary (08/06/2026)